South Hertfordshire United Kingdom Fund, Ltd.

Media House, Bartley Wood Business Park, Hook,

Hampshire, RG27 9UP, England

VIA EDGAR

March 2, 2011

United States Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attention:  Ms. Peggy Kim

RE:	South Hertfordshire United Kingdom Fund, Ltd.
Schedule 13E-3 filed February 1, 2011
File No. 5-82175
Schedule 14A filed February 1, 2011
File No. 0-19889

Dear Ms. Kim:

On behalf of the undersigned (each, a “Filing Person”, and collectively, the “Filing Persons”), we are writing to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 14, 2011 regarding the above-referenced Schedule 13E-3 and Schedule 14A, each filed on February 1, 2011.

In connection with the filing by South Hertfordshire United Kingdom Fund, Ltd. and the Filing Persons of Amendment No. 1 to Schedule 13E-3 and Amendment No. 1 to Schedule 14A, each of which is to be filed with the Commission concurrently with this letter, each Filing Person, solely for and on behalf of itself, acknowledges that:

•                       each Filing Person is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                       each Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Dated as of March 2, 2011

SOUTH HERTFORDSHIRE UNITED KINGDOM FUND, LTD.

By:	NTL FAWNSPRING LIMITED, its General Partner

	By:	/s/ Robert Mackenzie
	Name:	Robert Mackenzie
	Title:	Director

NTL FAWNSPRING LIMITED

	By:	/s/ Robert Mackenzie
	Name:	Robert Mackenzie
	Title:	Director

NTL (B) LIMITED

	By:	/s/ Robert Mackenzie
	Name:	Robert Mackenzie
	Title:	Director

VIRGIN MEDIA LIMITED

	By:	/s/ Robert Mackenzie
	Name:	Robert Mackenzie
	Title:	Director

VIRGIN MEDIA INC.

	By:	/s/ Richard Tater
	Name:	Richard Tater
	Title:	Assistant Secretary